UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934  [no fee required]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934 [no fee required]

For the transition period from ..................... to ..................................

Commission file number ....................................................................

1.

Full Title of the Plan and the address of the Plan:

GENERAL CABLE RETIREMENT AND

SAVINGS PLAN FOR SALARIED ASSOCIATES

4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753

2.

Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

GENERAL CABLE CORPORATION

4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753

General Cable Retirement and Savings Plan for Salaried Associates

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent
Registered Public Accounting Firm

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

2

Statements of Changes in Net Assets Available for Benefits for the Years Ended

December 31, 2006 and 2005

3

Notes to Financial Statements as of and for the Years Ended December 31, 2006 and 2005

4–8

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

as of December 31, 2006

10

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
Board of Directors of General Cable Corporation,
to the Retirement Plans Finance Committee and the
Retirement Plans Administrative Committee
(the “Retirement Committees”) and to the
Participants of the General Cable Retirement and
Savings Plan for Salaried Associates:

We have audited the accompanying statements of net assets available for benefits of the General Cable Retirement and Savings Plan for Salaried Associates (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 26, 2007

GENERAL CABLE RETIREMENT AND SAVINGS PLAN

FOR SALARIED ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS – Participant-directed investments – at fair value	$131,508,764	$114,017,054
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	131,508,764	114,017,054
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	388,868	330,339
NET ASSETS AVAILABLE FOR BENEFITS	$131,897,632	$114,347,393

See notes to financial statements.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN

FOR SALARIED ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Contributions:
Employee	$5,218,480	$4,702,193
Employer	3,420,725	2,960,800
Rollover	1,210,684	1,521,106

Total contributions	9,849,889	9,184,099

Investment income:
Net appreciation in fair value of investments	14,424,565	5,558,147
Interest and dividend income	4,652,966	3,326,785

Total investment income	19,077,531	8,884,932

DEDUCTIONS:
Benefits paid to participants	(11,484,100)	(11,072,914)
Administrative expenses	(18,740)	(9,515)

Total deductions	(11,502,840)	(11,082,429)

TRANSFER FROM OTHER PLANS – Net	125,659	66,359

NET INCREASE	17,550,239	7,052,961

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	114,347,393	107,294,432

End of year	$131,897,632	$114,347,393

See notes to financial statements.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.

DESCRIPTION OF THE PLAN

The following description of the General Cable Retirement and Savings Plan for Salaried Associates (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General — The Plan is a defined contribution plan of General Cable Corporation (the “Company”) covering substantially all salaried employees of the Company or an affiliated company. GK Technologies, Inc. is the Plan Sponsor. General Cable Corporation and affiliated companies are participating employers. The Retirement Committees, appointed by the Board of Directors of the Company, control and manage the operation and administration of the Plan. MFS Heritage Trust Co. (“MFS”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Participants may contribute up to a certain percent of their pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover”). The Company, at its discretion, may match a percent of the participants’ before-tax contributions. The Company’s matching contributions, net of forfeitures of $55,000 and $32,233, respectively, were $1,190,943 and $1,063,813 for the years ended December 31, 2006 and 2005, respectively.

The Plan provides for the Company to make a discretionary contribution to the Plan’s employee retirement account for participants who have completed one year of service. The Company’s discretionary contributions, net of forfeitures of $250,389 and $271,031, respectively, were $2,229,782 and $1,896,987 for the years ended December 31, 2006 and 2005, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution, the Company’s discretionary retirement contribution and Plan earnings. Each account is charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments — Participants direct the investments of their accounts into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust fund and a Company common stock fund as investment options for participants.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. The vesting of the Company’s discretionary retirement contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100%

vested after seven years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or disability.

The vesting of the Company’s discretionary matching contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100% vested after four years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or disability.

Participants hired prior to July 1, 2000, should refer to the Plan Document for their vesting schedule.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as determined by the Retirement Committees. Principal and interest are paid ratably through payroll deductions.

In-Service Withdrawals — Prior to termination of employment, participants may make hardship withdrawals or withdrawals upon attainment of age 59 and one half, in accordance with the Plan Document.

Payment of Benefits — Upon retirement or other termination of employment, a participant’s vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution.

Forfeited Accounts — As of December 31, 2006 and 2005, forfeited nonvested accounts totaled $16,365 and $43,300, respectively. Forfeitures are used to reduce future Company contributions to the Plan.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments including mutual funds, a common/collective trust fund and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The common/collective trust fund is stated at fair value as determined by the issuer of the common/collective trust fund based on the fair market value of the underlying investments. The common/collective trust fund has underlying investments in investment contracts which are valued at fair market value of the underlying assets and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

The MFS Fixed Fund is a stable value fund that is a commingled pool for Employee Benefit Plans. The fund may invest in guaranteed investment contracts and in cash and other readily marketable securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected in the investment return for such investments.

Administrative Expenses — Trustee and investment management fees are paid by the Plan. Other administrative expenses are paid by the Company.

Payment of Benefits — Benefits are recorded when paid.

Transfers — In addition to this Plan, the Company also sponsors the General Cable Savings Plan and sponsored the General Cable Savings Plan for Hourly Associates through its merger date. If employees change their status during the year, their account balances are transferred into the corresponding plan. The transfer from other Plans on the accompanying statements of changes in net assets available for benefits represents net transfers of participant account balances from the corresponding Plans. Transfers also include certain outstanding loans transferred to the Plan at the request of certain associates who were hired by the Company following the 2005 acquisition of the Franklin, Massachusetts facility.

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

3.

INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005

* MFS Fixed Fund – Class I	$24,021,533	$23,072,587
* MFS Value Fund – Class I	16,959,516	14,492,905
American EuroPacific Growth Fund – Class A	10,947,844	8,408,620
* General Cable Corporation Common Stock Fund	10,285,856	**
* MFS Massachusetts Investors Trust Fund – Class I	9,638,956	8,891,640
Franklin Small Mid Cap Growth Fund – Class A	9,512,135	10,059,017
Vanguard Institutional Index Fund	9,327,044	7,453,141
* MFS Emerging Growth Fund – Class I	7,673,189	7,662,266
* MFS Strategic Income Fund – Class I	7,227,754	6,484,004

* Party-in-interest

** Less than 5% of Plan’s net assets

During the years ended December 31, 2006 and 2005, Plan investments (including investments bought, sold and held during the period) appreciated in value as follows:

	2006	2005

Mutual Funds	$7,489,879	$3,852,691
Common/Collective Trust Fund	88,641	91,991
General Cable Corporation Common Stock Fund	6,846,045	1,613,465

Net appreciation of investments	$14,424,565	$5,558,147

4.

EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are held in shares of mutual funds and units of a common/collective trust fund managed by MFS Investment Management, an affiliate of MFS. MFS is the trustee, as defined by the Plan and associated trust agreement and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were funded from the expense ratios of the various funds.

As of December 31, 2006 and 2005, the Plan held 235,320 and 268,282 share equivalents, respectively, of common stock of General Cable Corporation, a participating employer, with a cost basis of $5,767,012 and $3,385,987, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded no dividend income.

Loans to participants in the amount of $2,761,139 and $2,411,153 were outstanding at December 31, 2006 and 2005, respectively.

5.

PLAN TERMINATION

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA by duly adopted written resolution of the Board of Directors of the Plan Sponsor. In the event of termination, the assets of the Plan credited to each participant’s account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.

FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. However, the Plan sponsor believes the Plan is designed and being administered in accordance with the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.

7.

SUBSEQUENT EVENT

The Retirement Committee has determined that the recordkeeper and the trustee of the plan will change to Fidelity Management Trust Co. ("FMTC") in September of 2007.

8.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005 and for the year ended December 31, 2006:

	2006	2005

Net assets available for benefits:
Investments, at fair value	$131,508,764	$114,017,054
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	388,868	330,339

Total investments (current value column) per Form 5500
Schedule of Assets (Held at End of Year)	$131,897,632	$114,347,393

******

SUPPLEMENTAL SCHEDULE

GENERAL CABLE RETIREMENT AND SAVINGS PLAN

FOR SALARIED ASSOCIATES

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

	Identity of Issuer/ Description of Investment	Current Value

	Common/Collective Trust Fund --
*	MFS Fixed Fund – Class I	$24,410,401

	Mutual Funds:
	American EuroPacific Growth Fund – Class A	10,947,844
	American Funds Growth Fund	4,578,125
	American Funds Washington Mutual Fund	1,338,121
	Armada Small Cap Value Fund – Class I	1,438,464
	Franklin Small Mid Cap Growth Fund – Class A	9,512,135
*	MFS Capital Opportunities Fund – Class I	1,610,180
*	MFS Emerging Growth Fund – Class I	7,673,189
*	MFS Massachusetts Investors Growth Stock Fund – Class I	4,069,486
*	MFS Massachusetts Investors Trust Fund – Class I	9,638,956
*	MFS Mid Cap Growth Fund – Class I	409,617
*	MFS Money Market Fund	467,554
*	MFS Research International Fund – Class I	730,242
*	MFS Strategic Income Fund – Class I	7,227,754
*	MFS Value Fund – Class I	16,959,516
	PIMCO Total Return Fund – Class A	3,805,469
	T Rowe Price Mid-Cap Value Fund	3,883,792
	Vanguard Institutional Index Fund	9,327,044
	Victory Diversified Stock Fund – Class A	822,748

		94,440,236

	Common Stock Fund --
*	General Cable Corporation	10,285,856

	Loans to Participants --
*	Notes receivable, with interest rates ranging from 5.00% to 11.00%,
	maturing through October 2015	2,761,139

		$131,897,632

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL CABLE RETIREMENT AND

SAVINGS PLAN FOR SALARIED ASSOCIATES

Date:

June 28, 2007

By:

/s/ Robert J. Siverd

Name:

Robert J. Siverd

Title:

Member, Savings Plan

Administrative Committee

EXHIBIT INDEX

Exhibit Number

Exhibit

23.1

Consent of Independent Registered Public Accounting Firm

for General Cable Corporation Retirement and Savings Plan

for Salaried Associates